Independent Auditors’ Consent

The Board of Directors
Nelnet, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Nelnet, Inc. of our report dated March 21,  2003, except as to note 20, which is as of August 14,  2003 and notes 7, 11 and 19, which are as of November 10,  2003, with respect to the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31,  2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31,  2002 which report appears in the registration statement on Form S-1 of Nelnet, Inc. filed on December 11,  2003.

/s/ KPMG LLP

Lincoln, Nebraska
January 30,  2004